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06012508

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Parmalat

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34888 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/14/06



Corporate Governance

Annual Report 2005

Corporate Governance

This Report was prepared in accordance with the provisions of the Code of Conduct published by Borsa Italiana, is consistent with best international practices and deals with the evolution of the corporate governance system of Parmalat S.p.A. in 2005, particularly in the months after October 1, 2005, date of the approval of the Proposal of Composition with Creditors submitted on March 3, 2005 by the 16 companies under extraordinary administration of the Parmalat Group (Parmalat SpA, Parmalat Finanziaria SpA, Eurolat SpA, Lactis SpA, Parmalat Netherlands BV, Parmalat Finance Corporation BV, Parmalat Capital Netherlands BV, Dairies Holding International BV, Parmalat Soparfi SA, Olex SA, Geslat Srl, Parmengineering Srl, Contal Srl, Panna Elena CPC Srl, Centro Latte Centallo Srl, Newco Srl) within the framework of the Restructuring Plan in compliance with Decree n. 347/03, and the consequent start of trading of the Company's shares and warrants that were accepted by Borsa Italiana (on October 6 and 28, 2005, respectively).

Governance Structure

Parmalat's corporate organization is based on the so-called "conventional" model, which consists of the following corporate governance bodies: Shareholders' Meeting, Board of Directors (supported by Consulting Committees), Board of Statutory Auditors and Independent Auditors.

The corporate governance model also includes a series of powers, delegations of powers, and internal control procedures, as well as a Code of Ethics, a Code of Conduct and the Internal Dealing Handling Code, with which all members of the Company — Directors, Statutory Auditors and employees — are required to comply.

Shareholders' Meeting

Shareholders' Meetings are convened in Ordinary or Extraordinary Session pursuant to law, unless one is called to vote on resolutions concerning amendments to Article 10 (Convening, Chairing and Handling Shareholders' Meeting), Article 11 (Board of Directors), Article 12 (Requirements of Independent Directors), Article 15 (Meetings of the Board of Directors), Article 16 (Resolutions of the Board of Directors), Article 17 (Powers of the Board of Directors — Delegation of Powers) or Article 18 (Committees) of the Bylaws, which, until the approval of the financial statements for the 2009 fiscal year, will require the favorable vote of shareholders representing at least 95% of the share capital.

Insofar as the handling of Shareholders' Meetings is concerned, the Company has chosen for the time being not to propose the adoption of specific Meeting Regulations, since the powers attributed to the Chairman of the Meeting pursuant to the Bylaws should be sufficient to enable the Chairman to conduct orderly Meetings. This approach avoids the risks and inconveniences that could result if the Shareholders' Meeting should fail to comply with all of the Regulations' provisions.
According to Article 10 of the Bylaws, the Chairman is responsible for determining that a Shareholders' Meeting has been properly convened, overseeing the Meeting's activities and discussions and verifying the outcomes of votes.

Shareholders

The Company functioned as the Assumptor within the framework of the Restructuring Program of the Parmalat Group Under Extraordinary Administration and the related Proposal of Composition with Creditors. Following approval of the Proposal by the creditors of the Parmalat Group, the Court of Parma issued Decree No. 22/05, dated October 1, 2005, by which it approved the Proposal of Composition with Creditors and authorized the related transfers. Specifically, all of the companies that were included in the Proposal of Composition with Creditors and all of their rights to personal and real property, tangible and intangible assets, business operations, outstanding contracts and all other rights and actions formerly belonging to the abovementioned companies were transferred to the Company.

In exchange for acquiring the assets listed above, the Company assumed the obligation toward the creditors of the Parmalat Group Under Extraordinary Administration to pay in full - through the Fondazione Creditori Parmalat - the holders of prededuction and preferential claims and to issue shares of stock to eligible unsecured creditors in accordance with the provisions of the Proposal of Composition with Creditors. The vehicle used to subscribe the Assumptor's shares on behalf and for the benefit of the eligible unsecured creditors and to distribute shares and warrants to the abovementioned creditors is the Fondazione Creditori Parmalat.

Consequently, as of March 16, 2006, the Company's share capital amounted to 1,626,569,512.00 euros, broken down as follows:

- 1,546,026,912 shares, equal to 95.1% of the share capital, had been distributed to eligible creditors;
- 80,542,600 shares, equal to 4.9% of the share capital of Parmalat S.p.A., broken down as follows:
    - 22,983,527 shares, equal to 1.4% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
    - 57,559,073 shares, equal to 3.5% of the share capital, which are registered in the name of Fondazione Creditori Parmalat, broken down as follows:
        - 120,000 shares, representing the initial share capital of Parmalat S.p.A.;
        - 57,439,073 shares, equal to 3.5% of the share capital, which belong to creditors who have not yet claimed them.

As of the same date, a total of 76,058,870 warrants had been issued, 1,026,221 of which had been exercised.

Because the process of distributing shares and warrants is still ongoing, the Company's share capital could vary on a monthly basis until it reaches the amount of 2,010,087,908.00 euros, which was approved by the Shareholders' Meeting on March 1, 2005, or until the expiration of the warrant conversion deadline, i.e., December 31, 2015.

Based on the data contained in the Stock Register, the communications received pursuant to law and other information available as of March 20, 2006

- The following shareholders own, either directly or through representatives, nominees or subsidiaries, an interest in the Company that is greater than 2% of the voting shares:

Shareholder	N° of shares	of which pledged shares		Percentage
		number of shares	Percentage	
Capitalia	**84,845,406**			**5.300%**
Capitalia S.p.A.	84,761,390			5.295%
Banca di Roma S.p.A.	59,346	59,346	0.004%	0.004%
Banco di Sicilia S.p.A.	23,925	23,925	0.001%	0.001%
Harbert Distressed Inv. Fund	**47,002,990**			**2.936%**
JP Morgan Chase & Co. Corporation	**41,695,284**			**2.604%**
JP Morgan securities Limited	41,695,284			2.604%
Banca Intesa	**36,534,607**			**2.282%**
Banca Intesa S.p.A.	35,105,296	64,075	0.004%	2.193%
Cassa di Risparmio di Biella e Vercelli S.p.A.	827,154	14,412	0.001%	0.052%
Central European International Bank Ltd	590,887			0.037%
Davidson Kempner Capital Management LLC	**33,152,395**			**2.046%**
Lehman Brothers Holdings Inc.	**32,592,901**			**2.007%**
Lehman Brothers Holdings Inc.	100,000			0.006%
Lehman Brothers International Europe	32,492,901			2.001%

It is estimated that the Company has 135,000 shareholders.

Board of Directors

Election and Composition

The Company is governed by a Board of Directors comprising 11 (eleven) Directors, who are elected from slates of candidates. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

In addition to a list of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal and professional data and, if applicable, showing his/her suitability for being classified as an independent Director.

The Shareholders' Meeting that elects the Directors determines the length of their term of office, which, however, may not be longer than three fiscal years. The term of office of the Directors thus appointed expires on the date of the Shareholders' Meeting convened to approve the financial statements for the last year of their term of office. Directors may be reelected.

In the course of an election, at least 6 (six) of the Directors elected by the Shareholders' Meeting must be independent Directors possessing the requirements set forth in Article 12.

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to June 30, 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at that time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

With regard to corporate governance posts, the Bylaws state that the same person may not serve both as Chairman of the Board of Directors and Chief Executive Officer.

Functions of the Board of Directors

In the corporate governance system adopted by Parmalat S.p.A., the Board of Directors plays a central function, enjoying the most ample ordinary and extraordinary powers needed to govern the Company, with the sole exception of the powers reserved for the Shareholders' Meeting.
The Board of Directors has sole jurisdiction over the most important issues. Specifically, it is responsible for:

- reviewing and approving the strategic, industrial and financial plans of the Company and the Group and the structure by which the group of companies headed by the Company is organized;
- reviewing and approving transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties;
- ascertaining the effectiveness of the system of organization and general administration adopted by the Company and the Group;
- drafting and adopting the rules that govern the Company and its Code of Ethics, and defining the applicable Group guidelines, while acting in a manner that is consistent with the principles of the Bylaws;
- granting and revoking powers to Directors and the Executive Committee, if one has been established, defining the manner in which they may be exercised, and determining at which intervals these parties are required to report to the Board of Directors on the exercise of the powers granted them;

- determining whether Directors meet and continue to satisfy requirements of independence;
- adopting resolutions concerning the settlement of disputes that arise from the insolvency of companies that are parties to the Composition with Creditors. These resolutions may be validly adopted with the favorable vote of 8/11 of the Directors who are in office.

The Current Board of Directors

Until March 1, 2005, as allowed by the provisions of the Proposal of Composition with Creditors and Article 31 of the Bylaws (Transitional Provisions), the Board of Directors had three members (Enrico Bondi, who served as Chairman; Guido Angiolini; and Bruno Cova). After March 1, 2005, the Board was expanded to seven members (Raffaele Picella, who served as Chairman; Enrico Bondi, who served as CEO; Guido Angiolini; Bruno Cova, who resigned in July 2005 and was replaced by Nicola Walter Palmieri; Carlo Secchi; Marzio Saà; and Alessandro Ovi). This Board of Directors resigned effective September 26, 2005. Upon its resignation, the Board of Directors convened a Shareholders' Meeting for November 7 and 8, 2005. The current Board of Directors was elected at this Meeting from the only slate that had been filed. It will remain in office until the Shareholders' Meeting that will be convened to approve the financial statements at December 31, 2007.

The current Board of Directors has 11 members:

Raffele Picella	Chairman
Enrico Bondi	Chief Executive Officer
Vittorio Mincato	Independent Director
Marco De Benedetti	Independent Director
Piergiorgio Alberti	Director
Andrea Guerra	Independent Director
Carlo Secchi	Independent Director
Massimo Confortini	Independent Director
Marzio Saà	Independent Director
Erder Mingoli	Independent Director
Ferdinando Superti Furga	Independent Director

The table below lists the posts held by Parmalat Directors at other publicly traded companies; financial, banking and insurance institutions and large businesses:

Name of Director	***Posts held at other companies***
Raffaele Picella	Chairman of Banca Campania S.p.A. Statutory Auditor of Ansaldo Breda S.p.A. Chairman of the Board of Statutory Auditors of Ansaldo Trasporti sistemi Ferrovia S.p.A.
Vittorio Mincato	Chairman of Poste Italiane SpA Director of FIAT SpA
Marco De Benedetti	Director of Cofide SpA Director of Avio SpA Director of Pirelli SpA
Piergiorgio Alberti	Independent Director of Finmeccanica SpA Independent Director of Banca Carige SpA
Andrea Guerra	Chief Executive Officer of Luxottica SpA
Carlo Secchi	Independent Director of Pirelli & C. SpA Independent Director of Fastweb SpA Independent Director of Tengenziali esterne di Milano (TEM) SpA Independent Director of Lloyd Adriatico SpA
Massimo Confortini	Independent Director of Caltagirone Editore SpA
Marzio Saà	Director of Eridano Finanziaria Spa

Name of Director	*Posts held at other companies*
Ferdinando Superti Furga	Chairman of the Board of Statutory Auditors of Fininvest SpA Chairman of the Board of Statutory Auditors of Sofid SpA Chairman of the Board of Directors of Banca Intesa Infrastrutture e Sviluppo SpA Deputy Chairman of the Board of Directors of Societè Europèenne de Banque SA Statutory Auditor of Arnoldo Mondatori Editore SpA Statutory Auditor of Edison SpA Director of Risanamento SpA Chairman of the Board of Statutory Auditors of Telecom Italia SpA Chairman of the Board of Statutory Auditors of Publitalia'80 SpA Chairman of the Board of Statutory Auditors of Snamprogetti SpA

Each independent Director certified that he qualified as independent when his name was placed in nomination. These qualifications were verified by the Board of Directors at its next meeting and will be verified annually.

Chairman and Chief Executive Officer

On November 15, 2005, the Board of Directors appointed Raffaele Picella Chairman and Enrico Bondi Chief Executive Officer. Pursuant to the Bylaws, both are empowered to represent the Company vis-à-vis third parties and in court proceedings.

The Chief Executive Officer has been given the most ample powers to manage the Company's business. He may take all actions that are consistent with the Company's purpose, with the limits imposed by the applicable laws and excluding those transactions that fall under the sole jurisdiction of the Board of Directors.

As required by Article 2381 of the Italian Civil Code and Article 150 of Legislative Decree No. 58/98, the Chief Executive Officer reports to the Board of Directors and the Board of Statutory Auditors on the work he has performed and the material transactions not requiring the prior approval of the Board of Directors that were executed by the Company and its subsidiaries.

Meeting of the Board of Directors

To the extent that it is feasible, Directors and Statutory Auditors must receive, together with the notice of a meeting, documents explaining the items on the Agenda, except in urgent cases or when special confidentiality must be maintained. In these cases, a comprehensive discussion of the issues must take place.

Since its election, the Board of Directors has met four times.

A calendar of Board meetings that will be convened to review annual and interim results was communicated to Borsa Italiana in January 2006 and published on the Company website (www.parmalat.com).

Compensation

The total compensation allotted to the Directors currently in office was set at the Shareholders' Meeting held on November 8, 2005, which elected the current Board. On December 15, 2005, the Board of Directors approved a resolution that set the individual compensation of its members. This information is provided in the section of this report entitled "Compensation of Directors and Statutory Auditors," which lists the compensation paid to Directors whose term of office ended in the course of the year.

Committees

The Board of Directors has established several internal committees that provide consulting support and submit proposals to the Board of Directors. The Board of Directors is informed about the activities of these Committees whenever a Board meeting is held.

1) Internal Control and Corporate Governance Committee

This Committee, which comprises three independent Directors without executive authority (Marzio Saà, Chairman; Carlo Secchi; and Ferdinando Superti Furga), performs a consulting and proposal-making function. Sessions of the Committee will be attended by the Chairman of the Board of Statutory Auditors.

The specific functions of this Committee include the following:
- It verifies that the internal control system is working effectively and supports the Board of Directors in defining guidelines for the internal control system. It also supports the Chief Executive Officer in defining the tools and methods needed to implement the internal control system.
- It assists the Board of Directors in performing the tasks described in Article 17, Letters d) and k), of the Bylaws.
- It evaluates the work plans prepared by the Internal Control Officers and reviews the reports these Officers are required to submit on a regular basis.
- It evaluates, together with the Company's accounting officials and the independent auditors, the effectiveness of the accounting principles and their consistent use in the preparation of the consolidated financial statements.
- It evaluates proposals put forth by independent auditors who are seeking the award of the audit assignment, their audit work plans and the findings contained in the audit report and the suggestion letter.
- It approves the annual audit plan.
- It reports to the Board of Directors at least semiannually (in conjunction with the approval of the annual and semiannual reports) on the work done and the adequacy of the internal control system.
- It performs any additional assignments it receives form the Board of Directors, particularly with regard to the relationship with the independent auditors.
- It supports the Board of Directors in the task of establishing the Oversight Board required by Legislative Decree No. 231/2001 and reviews the work performed by the Oversight Board.
- It ensures that the rules of corporate governance are complied with and updates these rules. It performs any other activity that it may deem useful or consistent with the performance of its functions.

Since it was established, the Internal Control and Corporate Governance Committee has met three times. Each meeting was attended by all Committee members and by the Chairman of the Board of Statutory Auditors. The Committee reviewed the Group's audit plan, the projects carried out to implement the Company's governance rules, the programs launched to implement the provisions of Legislative Decree No. 231 of 2001 and those concerning market abuse, and the initiatives designed to put into effect a management control system, which are being reviewed on a regular basis by Reply S.p.A..

2) Appointments and Compensation Committee

This Committee, which has three members (Carlo Secchi, Chairman; Andrea Guerra; and Marco De Benedetti), performs a consulting function.

The specific functions of this Committee include the following:
- It submits proposals to the Board of Directors regarding the appointment of a Managing Director and the names of Directors who will be coopted by the Board when necessary, as well as proposals regarding the compensation of Directors who perform special functions. A portion of the overall compensation paid to the abovementioned individuals may be tied to the operating performance of the Company and the Group and may be based on the achievement of specific predetermined targets.
- At the request of the Chief Executive Officer, it evaluates proposals for the appointment and compensation of Chief Executive Officers and Board Chairmen of the main subsidiaries. A portion of the overall compensation paid to the abovementioned individuals may be tied to the operating performance of

the Company and the Group and may be based on the achievement of specific predetermined targets. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.

- At the request of the Chief Executive Officer, it defines the parameters used to determine the compensation criteria applicable to the Company's senior management and the adoption of stock option and share award plans or other financial instruments that may be used to provide an incentive to and increase the loyalty of senior management. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.

Since it was established, the Appointments and Compensation Committee has met once. The meeting was attended by all Committee members. At the meeting, the Committee developed a proposal to allocate the total compensation amount awarded to the Board of Directors on November 8, 2005 to the individual Directors, which amount included the compensation payable to Directors who perform special functions.

3) Litigation Committee

This Committee, which comprises three independent Directors without executive authority (Massimo Confortini, Chairman; Ferdinando Superti Furga; and Vittorio Mincato), provides consulting support to the Chief Executive Officer on litigation related to the insolvency of the companies included in the Composition with Creditors. The Company's Corporate Counsel attends the meetings of this Committee.

The opinions rendered by the Committee with regard to individual issues in litigation are also forwarded to the Board of Directors when such issues are on a meeting's Agenda.

The Litigation Committee has not yet held its first meeting.

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution awarding Directors who serve as committee members an additional variable compensation amount based on the actual number of committee meetings. This additional compensation is listed in the section of this report entitled "Compensation of Directors and Statutory Auditors."

Board of Statutory Auditors

The Board of Statutory Auditors ensures that the Company operates in compliance with the law and the Bylaws and performs a management oversight function. By law, it is not responsible for auditing the financial statements, as this function is performed by independent auditors selected by the Shareholders' Meeting.

The Board of Statutory Auditors comprises three Statutory Auditors and two Alternates, all of whom are elected on the basis of slates of candidates to ensure that a Statutory Auditor and an Alternate are elected by minority shareholders. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

In addition to a list of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal professional data and, if applicable, showing his/her suitability for being classified as an independent Statutory Auditor.

Following the resignation of the previous Board of Statutory Auditors in September 2005, the current Board of Statutory Auditors was elected at the Shareholders' Meeting of November 8, 2005 from the only slate that had been filed. It will remain in office until the Shareholders' Meeting convened to approve the financial statements at December 31, 2007.

The current Board of Statutory Auditors includes the following three Statutory Auditors:

Alessandro Dolcetti Chairman
Enzio Bermani
Mario Magenes

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution awarding Directors who serve as statutory auditors an additional compensation listed in the section of this report entitled "Compensation of Directors and Statutory Auditors." where are also listed the additional compensations attributed to the statutory auditors who resigned during the year.

Independent Auditors

The law requires that each year a firm of independent auditors ascertain that the Company's accounting records are properly maintained and faithfully present the results of operations, and that the statutory and consolidated financial statements fairly reflect the data in the accounting records, are consistent with the findings of the audits performed and comply with the applicable statutes. Audit assignments are given for three years.

Price Waterhouse Coopers has been retained to audit Parmalat's financial statements starting with the 2005 Annual Report. The assignment will run until the date of the Shareholders' Meeting convened to approve the 2007 Annual Report.

Internal Control System

The Company's internal control system is designed to ensure the efficient management of its corporate and business affairs; to make management decisions that are transparent and verifiable; to provide reliable accounting and operating information; to ensure compliance with all applicable laws and regulations; to protect the Company's integrity; and to prevent fraud against the Company and the financial markets in general.

The Board of Directors defines the guidelines of the internal control system and verifies its effectiveness in managing business risks.

The Chief Executive Officer defines the tools and procedures needed to implement the internal control system in a manner that is consistent with the guidelines established by the Board of Directors and ensures that the overall system is adequate, functions correctly and is updated in response to changes in the operating environment and regulatory framework

The internal control system defined by the Board of Directors must have the following general characteristics:
- at the operating level, authority must be delegated in light of the nature, typical size and risks involved for each class of transactions, and the scope of authority must be consistent with the assigned task;
- the organization must be structured to avoid function overlaps and concentration under one person, without a proper authorization process, of multiple activities that have a high degree of danger or risk;
- each process must conform with an appropriate set of parameters and generate a regular flow of information that measures its efficiency and effectiveness;
- the professional skills and competencies available within the organization and their congruity with the assigned tasks must be checked periodically;
- operating processes must be geared to produce adequate supporting documents, so that their congruity, consistency and transparency may be verified at all times;
- safety mechanisms must provide adequate protection of the Company's assets and ensure access to data when necessary to perform required assignments;

- risks entailed by the pursuit of stated objectives must be identified and adequately monitored and updated on a regular basis, and negative elements that can threaten the organization's operational continuity must be assessed carefully and protections adjusted accordingly;
- the internal control system must be supervised on an ongoing basis and reviewed and updated periodically.

The Board of Directors uses the support of the Internal Control and Corporate Governance Committee and of the Internal Auditing Department to ensure that the guidelines provided above are complied with.

The Internal Control Officer's responsibility is also attributed to the head of the Internal Auditing Department. In this capacity, he or she reports to the Chief Executive Officer and provides information to the Internal Control Committee and the Board of Statutory Auditors on an ongoing basis.

Each one of the Group's organizations, limited to the processes over which it has jurisdiction, is responsible for the proper functioning of the internal control system. Consequently, each Group employee shares this responsibility, limited to the function that he or she performs.

Upon the acceptance of its shares for public trading, the Company began the process of upgrading its internal control and management system, with the goal of producing reliable data and financial information. The progress made in this endeavor is checked by an independent monitor (Reply SpA), which reports its findings to the financial markets on a quarterly basis.

Finally, the internal control system will be expanded to include an organization and management model that complies with the requirements of Legislative Decree No. 231/2001. The Board of Directors has assigned the task of developing this model to outside consultants. The process of defining and approving this model should be completed before the end of 2006. In addition, the Board of Directors has appointed an Oversight Board.

By the middle of 2007, all Group subsidiaries are expected to adopt organization and management models that are consistent with the guidelines provided in the model developed by the Company.

Handling of Confidential Information

The Company has adopted a Code of Conduct that, among other issues, defines the functions, operating procedures and responsibilities that relate to the communication and dissemination of information concerning the Company and the Group. In all cases, the dissemination of such information requires the prior approval of the Company's Chief Executive Officer.

Company Directors, Statutory Auditors and employees are required to treat as confidential the documents and information to which they may become privy in the performance of their functions and must comply with the procedure specifically established for the public disclosure of said documents and information.

The Company has also adopted an Internal Dealing Code, which governs the disclosure requirements and conduct obligations associated with transactions involving financial instruments issued by the Company in an amount greater than 5,000.00 euros, as required by Consob Regulation No. 11971, by so-called Significant Persons who may have access to insider information about the Company and the Group.

Communications with Shareholders and Institutional Investors

The Company is actively engaged in establishing an ongoing dialog with its shareholders and institutional investors. This task is handled by the head of the Shareholder and Investor Relations Office, which is also responsible for organizing meetings with members of the Italian and International financial communities.

The Company also promptly communicates all relevant information to the financial markets and makes available at its website (www.parmalat.com) press releases, payment notices published by the Company in connection with the exercise of shareholder rights and accounting documents that are released on a regular basis.

Transactions with Related Parties

The prior approval of the Board of Directors is required for all transactions with related parties, including intra-Group transactions, with the exception of customary or usual transactions (i.e., those transactions whose purpose, nature, characteristics and terms of which are consistent with those of transactions executed by the Company in the normal course of business and do not entail particular problems because of their characteristics or risks associated with the counterparty or the timing of their execution) and transactions that are executed on standard terms (i.e., on market terms).

The transactions that fall under the jurisdiction of the Board of Directors are those that because of their purpose, amount and method or their timing of implementation could have an impact on the integrity of the Company's assets and on the reliability and completeness of financial and other information.

When required by the nature or characteristics of a transaction and in order to avoid the risk that a transaction may be expected to be executed on terms that are likely to differ from those that would have been applied had the transaction not involved related parties, the Board of Directors can ask that the transaction be executed with the support of one or more experts who will be asked to render an opinion about the financial terms and/or method of implementation and/or fairness of the transaction.

Other requirements of the Code of Conduct	Yes	No	**Summary explanations of the reasons for deviating from the Code guidelines**
System for delegating powers and transactions with related parties			
Has the Board of Directors delegated powers and defined:			
a) the scope of powers	X		
b) the manner in which powers may be exercised	X		
c) reporting intervals	X		
Has the Board of Directors deserve the right to approve transactions of significance in the balance sheet, economic and financial figures (including transactions with related parties)?	X		
Has the Board of Directors provided guidelines and criteria for identifying "significant" transactions?	X		
Are these guidelines and criteria described in the Report?	X		
Has the Board of Directors defined special procedures for reviewing and approving transactions with related parties?	X		
Are the procedures for approving transactions with related parties described in the Report?	X		
Procedures followed in the most recent nominations of Directors and Statutory Auditors			
Were the names of candidates for the post of director filed at least 10 days in advance?		X	As per Bylaws, the names of candidates for the post of director can be filed up to 5 days in advance
When the names of candidates for the post of director were filed, did the filing contain adequate information?	X		
When the names of candidates for the post of director were filed, did the filing contain information about the qualifications of the candidates to serve as independent directors?	X		
Were the names of candidates for the post of statutory auditor filed at least 10 days in advance?		X	As per Bylaws, the names of candidates for the post of director can be filed up to 5 days in advance
When the names of candidates for the post of Statutory Auditor were filed, did the filing contain adequate information?	X		
Stockholders Meetings			
Has the Company approved the Regulations for Stockholders Meeting?		X	The Company has chosen for the time being not to propose the adoption of specific Regulation for Stockholders Meeting since the powers attributed to the Chairman of the Meeting pursuant to the Bylaws should be sufficient to enable the Chairman to conduct orderly Meetings. This approach avoids the risks and inconveniences that could result if the Shareholders' Meeting should fail to comply with all of the Regulations' provisions. According to Article 10 of the Bylaws, the Chairman is responsible for determining that a Shareholders' Meeting has been properly convened, overseeing the Meeting's activities and discussions and verifying the outcomes of votes.
Are the Regulations for Stockholders Meeting appended to the Report (or does the Report indicate where the Regulations are available or downloadable)?		X	
Internal Control			
Has the Company appointed Compliance Officers?	X		
Are the Compliance Officers hierarchically independent from executives with operational responsibility?	X		
Department in charge of internal control (as per art. 9.3 of the Code)	X		
Investor relations			
Has the Company appointed an Investor relations officer?	X		
Investor Relations Officer:			Ms Cristina Girelli - Phone: +39 0521 808550 Mail: c.girelli@parmalat.net

COMPENSATION OF DIRECTORS AND STATUTORY AUDITORS

Amounts in thousands of euros

The table below shows the compensation earned under any title in 2005 by Directors and Statutory Auditors for serving on posts within the Group, including the compensation received by Directors who resigned during the year. Until March 1, 2005, as allowed by the provisions of the Proposal of Composition with Creditors and Article 31 of the Bylaws (Transitional Provisions), the Board of Directors had three members. After March 1, 2005, the Board was expanded to seven members, who resigned effective September 26, 2005. Upon its resignation, the Board of Directors convened a Shareholders' Meeting for November 7 and 8, 2005, which elected the current Board of Director. It also elected a Board of Statutory Auditors, in replacement of a Board that had resigned in September 2005.

Length of service — January 1, 2005 to March 1, 2005

First name	Last name	Post held	Date of appointment	Expiration of appointment	Annual compensation approved by Shareholders' Meeting on 7/19/04	Accrued compensation
Directors						
Raffaele	Picella					
Enrico	Bondi	BoD Chairman	7/19/04	3/1/05 as per Bylaws	0	0
Vittorio	Mincato					
Marco	De Benedetti					
Piergiorgio	Alberti					
Andrea	Guerra					
Carlo	Secchi					
Massimo	Confortini					
Marzio	Saà					
Erder	Mingoli					
Ferdinando	Superti Furga					
Directors who left during the year						
Guido	Angiolini	Director	7/19/04	3/1/05 as per Bylaws	0	0
Bruno	Cova*	Director	7/19/04	3/1/05 as per Bylaws	0	0
Alessandro	Ovi					
Nicola Walter	Palmieri**					
TOTAL						0
Statutory Auditors						
Alessandro	Dolcetti					
Enzio	Bermani****					
Mario	Magenes					
Stat. Audit. who left during the year						
Franco	Vesperini***	Chair. Board Stat. Auditors	7/19/04	12/31/06	Min. rate for CPA, P.D. No. 645/94	0.5
Giuseppe	Pirola***	Stat. Auditor	7/19/04	12/31/06	Min. rate for CPA, P.D. No. 645/94	0.7
Mariateresa	Battaini	Stat. Auditor	7/19/04	12/31/06	Min. rate for CPA, P.D. No. 645/94	0.6
Marco Benvenuto	Lovati					
TOTAL						1.8

Length of service — March 1, 2005 to November 8, 2005

First name	Last name	Post held	Date of appointment	Expiration of appointment	Annual compensation approved by Shareholders' Meeting on 3/1/05	Annual compens. approved by Sharehold. Meeting on 3/15/05	Accrued compensation
Directors							
Raffaele	Picella	BoD Chairman	3/1/05	9/26/05	50	100	103
Enrico	Bondi	CEO	3/1/05	9/26/05	50	100	103
Vittorio	Mincato						
Marco	De Benedetti						
Piergiorgio	Alberti						
Andrea	Guerra						
Carlo	Secchi	Independent Director	3/1/05	9/26/05	50		34
Massimo	Confortini						
Marzio	Saà	Independent Director	3/1/05	9/26/05	50		34
Erder	Mingoli						
Ferdinando	Superti Furga						
Directors who left during the year							
Guido	Angiolini	Director	3/1/05	9/26/05	50		34
Bruno	Cova*	Director	3/1/05	9/26/05	50		20
Alessandro	Ovi	Director	3/1/05	9/26/05	50		34
Nicola Walter	Palmieri**	Director	7/25/05	9/26/05	50		14
TOTAL					350	200	376
Statutory Auditors							
Alessandro	Dolcetti						
Enzio	Bermani****	Chair. Board Stat. Auditors	3/15/05	12/31/06	Min. rate for CPA, P.D. No. 645/94		7
Mario	Magenes						
Stat. Audit. who left during the year							
Franco	Vesperini***						
Giuseppe	Pirola***	Chair. Board Stat. Auditors	3/1/05	12/31/06	Min. rate for CPA, P.D. No. 645/94		0
Mariateresa	Battaini	Stat. Auditor	7/19/05	12/31/06	Min. rate for CPA, P.D. No. 645/94		5
Marco Benvenuto	Lovati	Stat. Auditor	3/1/05	12/31/06	Min. rate for CPA, P.D. No. 645/94		7
TOTAL							19

Length of service — November 8, 2005 to December 31, 2005, and other compensation

First name	Last name	Post held	Date of appointment	Expiration of appointment	Annual compensation approved by the Shareholders' Meeting on 11/8/05 — fixed	Annual compensation approved by the Shareholders' Meeting on 11/8/05 — variable	Accrued compensation	Cash compensation	Compensation for services provided to the co. issuing the fin. stats. from 1/1/05 to 12/31/05	Non-monetary benefits	Bonuses and other incentives	Other compensation
Directors												
Raffaele	Picella	BoD Chairman	11/8/05	12/31/07	230	20	34		137			
Enrico	Bondi	CEO	11/8/05	12/31/07	370	20	55		158			
Vittorio	Mincato	Independent Director, (c)	11/8/05	12/31/07	20	20	3		3			
Marco	De Benedetti	Independent Director, (b)	11/8/05	12/31/07	20	20	3	3	6			
Piergiorgio	Alberti	Director	11/8/05	12/31/07	20	20	3		3			
Andrea	Guerra	Independent Director (b)	11/8/05	12/31/07	20	20	3	3	6			
Carlo	Secchi	Independent Director (a) (b)	11/8/05	12/31/07	20	20	3	8	45			
Massimo	Confortini	Independent Director (c)	11/8/05	12/31/07	20	20	3		3			
Marzio	Saà	Independent Director (a)	11/8/05	12/31/07	20	20	3	5	42			
Erder	Mingoli	Independent Director	11/8/05	12/31/07	20	20	3		3			
Ferdinando	Superti Furga	Independent Director (a) (c)	11/8/05	12/31/07	20	20	3	3	6			
Directors who left during the year												
Guido	Angiolini								34			195
Bruno	Cova*								20			
Alessandro	Ovi								34			
Nicola Walter	Palmieri**								14			184
TOTAL					780	220	116	22	513			379
Statutory Auditors												
Alessandro	Dolcetti	Chair. Board Stat. Auditors	11/8/05	12/31/07	50		47		47			
Enzio	Bermani****	Statutory Auditor	11/8/05	12/31/07	35		32		39			9
Mario	Magenes	Statutory Auditor	11/8/05	12/31/07	35		32		32			
Stat. Audit. who left during the year												
Franco	Vesperini***								0.5			
Giuseppe	Pirola***								0.7			
Mariateresa	Battaini								5.6			
Marco Benvenuto	Lovati								7			9
TOTAL					120		111		132.2			18

THE MEMBERS OF THE INTERNAL CONTROL COMMITTEE ARE IDENTIFIED BY THE LETTER (a).
THE MEMBERS OF THE APPOINTMENTS AND COMPENSATION COMMITTEE ARE IDENTIFIED BY THE LETTER (b).
THE MEMBERS OF THE LITIGATION COMMITTEE ARE IDENTIFIED BY THE LETTER (c).

* Resigned on July 18, 2005.
** Coopted on July 25, 2005 to replace Mr. Cova, who resigned.
*** Took over as Chairman of the Board of Statutory Auditors on March 1, 2005 due to the resignation of Mr. Vesperini on February 8, 2005.
**** Took over as Chairman of the Board of Statutory Auditors on March 15, 2005 due to the resignation of Giuseppe Pirola on March 8, 2005.

EQUITY INVESTMENTS HELD BY MEMBERS OF THE CORPORATE GOVERNANCE BODIES

FIRST AND LAST NAME	INVESTEE COMPANY	NUMBER OF SHARES HELD at the beginning of stock market trading on 10/6/05	NUMBER OF SHARES BOUGHT in 2005, from the beginning of stock market trading on 10/6/05 until 12/31/05	NUMBER OF SHARES SOLD in 2005, from the beginning of stock market trading on 10/6/05 until 12/31/05	NUMBER OF SHARES HELD at 12/31/0505
Directors					
Piergiorgio Alberti	-----	-----	-----	-----	-----
Guido Angiolini	-----	-----	-----	-----	-----
Enrico Bondi	-----	-----	-----	-----	-----
Massimo Confortini	-----	-----	-----	-----	-----
Bruno Cova	Parmalat S.p.A.	-----	1	0	1
Marco De Benedetti	-----	-----	-----	-----	-----
Ferdinando Superti Furga	-----	-----	-----	-----	-----
Andrea Guerra	-----	-----	-----	-----	-----
Vittorio Mincato	-----	-----	-----	-----	-----
Erder Mingoli	-----	-----	-----	-----	-----
Alessandro Ovi	-----	-----	-----	-----	-----
Nicola Walter Palmieri	-----	-----	-----	-----	-----
Raffaele Picella	-----	-----	-----	-----	-----
Marzio Saà	-----	-----	-----	-----	-----
Carlo Secchi	-----	-----	-----	-----	-----
Statutory Auditors					
Mariateresa Battaini	Parmalat S.p.A.	2,394	2,394	0	2,394
Enzio Bermani	-----	-----	-----	-----	-----
Alessandro Dolcetti	-----	-----	-----	-----	-----
Marco Lovati	-----	-----	-----	-----	-----
Mario Magenes	-----	-----	-----	-----	-----
Giuseppe Pirola	-----	-----	-----	-----	-----
Franco Vespertini	-----	-----	-----	-----	-----




RECEIVED
2006 APR 13 A 11: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Protection under Section 11 art. 304

Parmalat S.p.A. communicates that the protection from creditors available to the Parmalat Group in the U.S. (under art. 304 of the American bankruptcy procedures) has been further extended until 2 June 2006.

Collecchio (PR), 30 March 2006

Parmalat S.p.A.

Corporate contacts:
e-mail: affari.societari@parmalat.net

Directors' Report


parmalat

Ordinary and Extraordinary
Shareholders' Meetings
27-28-29 April 2006

Call to Meeting

The Company's Shareholders are called to an ordinary and extraordinary meeting to be held at the Paganini Auditorium, Via Toscana 5/A, Parma, Italy, at 4 PM on 27 April 2006 for the first call for the ordinary and extraordinary part, at 4 PM on 28 April 2006 for the second call for the extraordinary part only, and at 10:30 AM on 29 April 2006 for the second call for the ordinary part and for the third call for the extraordinary part, to vote on the following:

Agenda

Ordinary part

1) Balance Sheet and Financial statements as of December 31st, 2005. Consequent Resolutions.
2) Appointment of an Alternate Auditor in accordance with Art. 2401 of the Italian Civil Code.

Extraordinary part

3) Integration of the by-laws for the implementation of the provisions of Law 262/05 concerning the methods for the appointment of chartered accountants.
4) Proposal to increase the share capital by a maximum of Euro 95 million reserved for the exercise of warrants, as per Art. 5 of the by-laws.

In accordance with the current legislation, the shareholders that are in a possession of a certificate issued by the broker managing the accounts, confirming the deposit of the dematerialised and centrally managed shares, have the right to participate to the annual general meeting. The certificate attesting the deposit of shares shall be transmitted by the broker to the company in accordance with the applicable legislation at least two working days prior to the date of the first call of the meeting.

In order to verify the powers of attorney easily, legal or voluntary representatives of shareholders and of other holders of voting rights participating to the meeting may submit such power of attorney by fax to Servizio Titoli S.p.A. at +39-02-46776850 at least two working days prior to the date set for the first call of the meeting.

With reference to the second point on the Agenda, in accordance with the Art. 21 of the by-laws, the appointment of Alternate Auditors in order to fill a vacancy of the Board of Statutory Auditors shall be approved by the relative majority of the Shareholders' Meeting. Each presented candidate shall be appointed by the mentioned majority. The Alternate Auditor shall be appointed out of a number of candidates proposed by the shareholders. The proposal of candidates by the shareholders shall be transmitted by fax to +39-0521-808542 or presented at the opening of the meeting at the desks equipped for such purpose, accompanied by the certificate confirming the number of shares owned, the declaration of acceptance by each candidate to stand for election and the statement, on his/her own responsibility, that there are no reasons for his/her ineligibility and/or incompatibility and that he/she satisfies the requisites for the office, and each candidate's curriculum vitae.

The underlying documentation with reference to the issues on the Agenda of the annual general meeting will be available at the Company's registered offices at Via Oreste Grassi 26, Collecchio (PR), Italy, c/o Borsa Italiana S.p.A., and will also be published on the Company's website (www.parmalat.com) at least 15 days prior to the date of the first call. Shareholders have the right to review and obtain copies of such documentation.

Collecchio, 24 March 2006

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Directors' Report regarding the 1st point on the Agenda:
"Balance Sheet and Financial statements as of December 31st, 2005. Consequent Resolutions."

Proposal for allocation of loss for 2005

Dear Shareholders,

We propose to the General Assembly to approve the financial statements as of December 31st, 2006, and to bring forward the registered loss of € 29,337,671.00.

Collecchio, 24 March 2006

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Directors' Report regarding the 2nd point on the Agenda: "Appointment of an Alternate Auditor in accordance with Art. 2401 of the Italian Civil Code"

Dear Shareholders,

Following the resignation of an Alternate Auditor, it is necessary to fill the vacancy in the Board of Statutory Auditors which, in accordance with Art. 21 of the bylaws, is composed by three Statutory Auditors and two Alternate Auditors.

In accordance with the Art. 21 of the by-laws, the appointment of Alternate Auditors in order to fill a vacancy of the Board of Statutory Auditors shall be approved by the relative majority of the Shareholders' Meeting. Each presented candidate shall be appointed by the mentioned majority. The Alternate Auditor shall be appointed out of a number of candidates proposed by the shareholders. The proposal of candidates by the shareholders shall be presented at the opening of the meeting at the desks equipped for such purpose, accompanied by the certificate confirming the number of shares owned, the declaration of acceptance by each candidate to stand for election and the statement, on his/her own responsibility, that there are no reasons for his/her ineligibility and/or incompatibility and that he/she satisfies the requisites for the office, and each candidate's curriculum vitae.

Candidates, who, in accordance with the current legislation or regulations, are not eligible for the office of Statutory Auditor and lack the necessary requisites, may not be appointed to the post of Statutory Auditors. If elected they forfeit from office. The requirements of Article 1, Section 2, Letters b) and c), and Section 3 of Ministerial Decree No. 162 as of 30 March 2000 apply when a candidate's professional qualifications refer, respectively, to:

(i) the Company's area of business;

(ii) legal, economic, financial, technological/ scientific aspects that are relevant to the area of business referred to in (i) above.

Furthermore, Candidates, who are acting as Statutory Auditors in more than five Italian companies, listed on Italian regulated stock markets, who fall under the provisions of Art. 11 last paragraph of the by-laws, or in all other circumstances of ineligibility provided for in the current legislation, may not be elected to the post of Statutory Auditor. If elected, they forfeit from office.

Collecchio, 24 March 2006

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Annex: Articles 21 and 11 of the bylaws

Article 21 – Board of Statutory Auditors

The Board of Statutory Auditors shall comprise 3 (three) Statutory Auditors and 2 (two) Alternates.

The attributions, obligations and term of office of Statutory Auditors are set forth in the applicable statutes.

Individuals who, pursuant to laws or regulations, are not electable, are no longer allowed to remain in office or lack the required qualifications may not be elected Statutory Auditors and, if elected, must forfeit their office. The requirements of Article 1, Section 2, Letters b) and c), and Section 3 of Ministerial Decree No. 162 of March 30, 2000 apply when a candidate's professional qualifications refer, respectively, to:

(iii) the Company's area of business;

(iv) fields of law, economics, finance and technology/science that are relevant to the area of business referred to in (i) above.

In addition to the other cases listed in the applicable law, individuals who serve as Statutory Auditors in more than 5 (five) companies whose shares are traded in regulated markets in Italy or who are in one of the situations described in the last paragraph of Article 11 above may not be elected Statutory Auditors and, if elected, must forfeit their office.

The election of the Board of Statutory Auditors is carried out on the basis of slates of candidates in accordance with the procedures outlined below, the purpose of which is to ensure that minority Shareholders appoint one Statutory Auditor and one Alternate.

These slates shall consist of 2 (two) sections: one for candidates for the post of Statutory Auditor and another for candidates for the post of Alternate. The slates may not contain a number of candidates greater than the number of posts to be filled. The names of the candidates must be numbered in sequence.

The issues concerning the right to vote and the manner of filing slates of candidates are governed by the provisions of Article 11 of these Bylaws.

Each Shareholder may vote only for one slate.

The first 2 (two) candidates from the slate that received the highest number of votes and the first candidate from the slate with the second highest number of votes will be elected to the post of Statutory Auditor. The candidate from the slate with the second highest number of votes will serve as Chairman of the Board of Statutory Auditors. The first candidate from the slate with the highest number of votes and the first candidate from the slate with the second highest number of votes will be elected to the post of Alternate.

In case of a tie involving two or more slates, the oldest candidates will be elected to the post of statutory Auditor until all posts are filled.

If only one slate is filed, the candidates in that slate will be elected to the posts of Statutory Auditor and Alternate. If a Statutory Auditor needs to be replaced, the vacancy will be filled by the Alternate elected from the same slate as the Auditor who is being replaced.

Resolutions concerning the elections of replacement Statutory Auditors, Alternates and the Chairman of the Board of Statutory Auditors require only a relative majority of the Shareholders' Meeting, provided no injury is made to the rights of the minority Shareholders, as outlined in this Article.

The Board of Statutory Auditors is required to meet at least every 90 (ninety) days.

Article 11 – Board of Directors

(OMISSIS)

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to 30 June 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

Directors' Report regarding the 3rd point on the Agenda: "Integration of the bylaws for purposes of implementing the provisions of Law 262/05 concerning methods for appointing a person responsible for drafting accounting documents"

Dear Shareholders,

Having acknowledged the provisions of Law 262/2005, the Board of Directors has decided to recommend the shareholder meeting adopt a specific statutory provision with regards to the method of appointment of the Manager in Charge of drafting the corporate accounts as per art. 154-bis of Legislative Decree 58/1998.

Law no. 262 of 28 December 2005 on "Provisions for the protection of savings and the regulation of financial markets" (Law on Savings), significantly changed the Decree 58/1998 and imposed changes to the bylaws and to the Code of Corporate Governance of Italian listed companies.

In particular, the Law provides for the amendment of the specific provisions enclosed in the bylaws with regards to the method of appointment of the Manager in Charge of drafting the corporate accounts.

With regard to the professional requisites of the above mentioned manager, the Law generically provides that the person appointed must be a "manager" and, regardless of the type of contractual relationship, must be a member of the top management and invested with the powers to perform duties of particular importance. Given Parmalat S.p.A.'s specific organisational structure, it is reasonable that the person who is currently the Company's director of administration, finance, and control be appointed "Manager in Charge of drafting the corporate accounts".

Therefore, the directors recommend the to adopt the following amendment by including Art. 20 bis in the by-laws as outlined below:

Art. 20 bis- Proposed wording 'Manager responsible for drafting corporate accounting documents'
The Manager in Charge of drafting the corporate accounts pursuant to Art. 154 bis of the Legislative Decree 58/98 will be appointed by the Board of Directors, after conferring with the Board of Statutory Auditors.

The recommended amendment does not give rise to the right of withdrawal provided for in Art. 2437 civil code or Art. 7 of the bylaws.

Parmalat's bylaws currently respond to the requirements of Law no. 262 of 28 December 2005, although specific provisions regarding its implementation have not yet been issued.

Collecchio, 24 March 2006

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Directors' Report regarding the 4th point on the Agenda: "Proposal to increase the share capital by a maximum of Euro 95 million for the exercise of warrants, as per Art. 5 of the bylaws"

Dear Shareholders,

The shareholder meeting held on March 1st, 2005 approved a share capital increase, open, divisible and with renunciation of pre-emptive rights, equal to Euro 2,009,967,908, of which 80 million reserved for the exercise of warrants by unsecured creditors pursuant to the methods defined in the regulation with reference to "warrants ordinary shares Parmalat S.p.A. 2005 – 2015" attached as Annex "A" to the minutes of the mentioned Meeting.

On March 3rd, 2006, following the allocation of shares to 133,694 shareholders, 77.1 million warrants were allotted. Approximately 57 million shares must still be allotted and therefore, estimating an average of 2,500 shares per shareholder, additional 15 million warrants will need to be issued.

Given that the last paragraph of Art. 7.8 of the Proposal of Composition with Creditors provides that:
"any capital increases (...) necessary for the allocation of shares and warrants must be carried out at par value with exclusion of the pre-emptive right as an exception to Art. 2441 section 6 of the Italian Civil Code," and that such provision was also implemented by Art. 5 of the bylaws, it is hereby proposed:

1. pursuant to Art. 5 of the bylaws, to approve an additional share capital increase of 15 million euros the service of warrants, up to a maximum of 95 million euros, and to grant the Board of Directors the necessary powers to implement such capital increase;
2. to change the regulation with reference to "warrants ordinary shares Parmalat S.p.A. 2005 – 2015," as in the proposed wording outlined below, amending the amount of share capital reserved for the service of warrants, without changing other contents, i.e., conditions for exercise, rights of warrant holders, appointed parties, terms of expiration, applicable tax rules, listing, and miscellaneous.

The nominal value of "Parmalat S.p.A. 2005 – 2015" ordinary shares, issued following the exercise of warrants, will be Euro 1 per share. The mentioned ordinary shares will carry ordinary rights and will be reserved exclusively and irrevocably to service the warrants, i.e. will be reserved for subscription by warrant holders.

Current text of Art. 5	**Proposed text of Art. 5**
The Company's share capital is 1,626,569,512.00 euros, divided into 1,626,569,512 shares, par value 1 euro each.	The Company's share capital is 1,626,569,512.00 euros, divided into 1,626,569,512 shares, par value 1 euro each.
The Extraordinary Shareholders' Meeting of March 1, 2005 (which on September 19, 2005 approved a motion allowing the "permeability" of the different installments listed below, meaning that if any one of the installments into which the overall capital increase of 2,009,967,908 euros is divided — except for the first installment of 1,502,374,237 euros reserved for "Eligible Creditors" and the last installment of 80,000,000 reserved for the exercise of warrants — should prove to be larger than the	The Extraordinary Shareholders' Meeting of March 1, 2005 (which on September 19, 2005 approved a motion allowing the "permeability" of the different installments listed below, meaning that if any one of the installments into which the overall capital increase of 2,009,967,908 euros is divided — except for the first installment of 1,502,374,237 euros reserved for "Eligible Creditors" and the last installment of 80,000,000 reserved for the exercise of warrants — should prove to be larger than the

actual amount needed to convert into capital the claims that the installment in question was supposed to cover, the excess of this capital increase installment may be used to cover the claims of another class of creditors, when such claims exceed the funds provided by the capital increase installment allocated to them) approved resolutions agreeing to:	actual amount needed to convert into capital the claims that the installment in question was supposed to cover, the excess of this capital increase installment may be used to cover the claims of another class of creditors, when such claims exceed the funds provided by the capital increase installment allocated to them) approved resolutions agreeing to:
a) carry out divisible capital increases:	a) carry out divisible capital increases:
a.1 – up to a maximum amount of 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) euros by issuing at par up to 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the "Eligible Creditors," as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;	a.1 – up to a maximum amount of 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) euros by issuing at par up to 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the "Eligible Creditors," as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
a.2 – up to a maximum amount of 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) euros by issuing at par up to 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;	a.2 – up to a maximum amount of 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) euros by issuing at par up to 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;
b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right	b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right

of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:	of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:
b.1 – up to a maximum amount of 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) euros by issuing at par up to 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, allocating to:	b.1 – up to a maximum amount of 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) euros by issuing at par up to 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, allocating to:
b.1.1 – unsecured creditors who have challenged the sum of liabilities (so-called "Challenging Creditors") shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;	b.1.1 – unsecured creditors who have challenged the sum of liabilities (so-called "Challenging Creditors") shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
b.1.2 – unsecured creditors with conditional claims (so called "Conditional Creditors") shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;	b.1.2 – unsecured creditors with conditional claims (so called "Conditional Creditors") shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;
b.2 – up to a maximum amount of 150,000,000 (one hundred fifty million) euros by issuing at par up to 150,000,000 (one hundred fifty million) common shares, par value 1 (one) euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called "Late-Filing Creditors"), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;	b.2 – up to a maximum amount of 150,000,000 (one hundred fifty million) euros by issuing at par up to 150,000,000 (one hundred fifty million) common shares, par value 1 (one) euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called "Late-Filing Creditors"), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
b3 – up to a maximum amount of 80,000,000 (eighty million) euros by issuing at par up to 80,000,000 (eighty million) common shares, par value 1 (one) euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to Eligible Creditors, Challenging Creditors, Conditional Creditors, Late-Filing	b3 – up to a maximum amount of 95,000,000 (ninety five million) euros by issuing at par up to 95,000,000 (ninety five million) common shares, par value 1 (one) euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to Eligible Creditors, Challenging Creditors, Conditional

Creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 (one) new common share, par value 1 (one) euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 (six hundred fifty) shares attributable to the unsecured creditors and the Foundation. The shares are registered shares, if so required by law. Otherwise, provided they have been fully paid in, they can either be registered or bearer shares, at the discretion of the shareholders. The provisions regarding representation, exercise of ownership rights and circulation of equity investments that govern securities traded in regulated markets apply to the Company's shares as well. Future capital increases may be carried out by issuing shares with different rights and in exchange for different cash contributions, within the limits of the law. Notwithstanding all other provisions that apply to share capital, if the Company's shares are traded on a regulated market, its share capital may be increased with contributions in cash by not more than 10% of the value of the preexisting capital, without counting option rights, provided that the issue price is equal to the market price of the shares and that such valuation is confirmed in a special report by independent auditors retained for that purpose, with the exception indicated in the following paragraph. Resolutions concerning the issues that are the subject of this paragraph must be adopted with the quorums referred to in Articles 2368 and 2369 of the Italian Civil Code. As an exception to the provisions of the preceding paragraph and to the requirements of Article 2441, Section Six, of the Italian Civil Code, the capital increase approved for the benefit of Late-Filing Creditors and any future capital increases that may be approved for the benefit of Late-Filing Creditors shall be carried out by issuing shares at par, with exclusion of the preemptive rights of other shareholders, it being understood that the expression Late-Filing Creditors shall mean those unsecured creditors whose claims were not included in the sum of liabilities of the companies that were parties to the Proposal of Composition with Creditors but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged.	Creditors, Late-Filing Creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 (one) new common share, par value 1 (one) euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 (six hundred fifty) shares attributable to the unsecured creditors and the Foundation. The shares are registered shares, if so required by law. Otherwise, provided they have been fully paid in, they can either be registered or bearer shares, at the discretion of the shareholders. The provisions regarding representation, exercise of ownership rights and circulation of equity investments that govern securities traded in regulated markets apply to the Company's shares as well. Future capital increases may be carried out by issuing shares with different rights and in exchange for different cash contributions, within the limits of the law. Notwithstanding all other provisions that apply to share capital, if the Company's shares are traded on a regulated market, its share capital may be increased with contributions in cash by not more than 10% of the value of the preexisting capital, without counting option rights, provided that the issue price is equal to the market price of the shares and that such valuation is confirmed in a special report by independent auditors retained for that purpose, with the exception indicated in the following paragraph. Resolutions concerning the issues that are the subject of this paragraph must be adopted with the quorums referred to in Articles 2368 and 2369 of the Italian Civil Code. As an exception to the provisions of the preceding paragraph and to the requirements of Article 2441, Section Six, of the Italian Civil Code, the capital increase approved for the benefit of Late-Filing Creditors and any future capital increases that may be approved for the benefit of Late-Filing Creditors shall be carried out by issuing shares at par, with exclusion of the preemptive rights of other shareholders, it being understood that the expression Late-Filing Creditors shall mean those unsecured creditors whose claims were not included in the sum of liabilities of the companies that were parties to the Proposal of Composition with Creditors but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged.

As allowed under Article 2349 of the Italian Civil Code, the Extraordinary Shareholders' Meeting may approve the distribution of earnings to employees of the Company or its subsidiaries through the noncontributory issuance of common shares with a total par value equal to the amount of the earnings being distributed. Acting within the confines of the law, the Extraordinary Shareholders' Meeting may also approve the issuance of other financial instruments or the establishment of separate financial entities.	As allowed under Article 2349 of the Italian Civil Code, the Extraordinary Shareholders' Meeting may approve the distribution of earnings to employees of the Company or its subsidiaries through the noncontributory issuance of common shares with a total par value equal to the amount of the earnings being distributed. Acting within the confines of the law, the Extraordinary Shareholders' Meeting may also approve the issuance of other financial instruments or the establishment of separate financial entities.

Collecchio, 24 March 2006

For the Board of Directors
The Chairman

(Prof. Raffaele Picella)

Annex: REGULATION GOVERNING
"WARRANTS ORDINARY SHARES PARMALAT S.p.A. 2005-2015"

Article 1 – Warrant ordinary shares Parmalat S.p.A. 2005-2015

The present regulation disciplines the terms and conditions governing the "Warrants Ordinary Shares Parmalat S.p.A. 2005-2015" (the "**Warrants**"), to be allocated to unsecured creditors in compliance with the Proposal of Composition with Creditors of 23 July 2004, as emended in 1 March 2005 (the "**Proposal of Composition with Creditors**") proposed by PARMALAT S.p.A. (the "**Company**" or "**Issuer**") and underwritten also by the Extraordinary Commissioner of the Companies under Extraordinary Administration listed in the Proposal of Composition with Creditors and by the Parmalat Creditors Foundation.
The Proposal of Composition with Creditors is part of the restructuring plan (the "**Restructuring Plan**") of Parmalat S.p.A. under Extraordinary Administration and of the other companies belonging to the Parmalat group mentioned in the Restructuring Plan; the implementation of said Plan was approved by the Ministry for Productive Activities, together with the Ministry for Agriculture and Forestry, on 23 July 2004, with an notice received by the Extraordinary Commissioner on 26 July 2004, and subsequently amended with the Extraordinary Commissioner's application approved as of 1 March 2005.
In compliance with the Proposal of Composition with Creditors, the Extraordinary Meeting of the Company shareholders of 1 March 2005, among others, resolved:

i) the delegation of the allocation of warrants to those entitled under the present regulation to the Parmalat Creditors' Foundation. Warrants shall be allocated to each unsecured creditor of the Companies under Extraordinary Administration (the "**Companies under EA**") involved in the Proposal of Composition with Creditors and, in compliance with same, the warrants entail subscription rights to the Issuer's ordinary shares under the provisions of the present regulation;

ii) to increase the share capital, so it is divisible, by a nominal maximum amount of 80,000,000.00 EUR by issuing, at different intervals, a ceiling of 80,000,000 ordinary shares with par value of 1 EUR (one) each with normal possession, exclusively and irrevocably for the service of the Warrants and therefore for the exercise of the subscription rights to which the Warrant holders are entitled.

In addition, for purposes of the Proposal of Composition with Creditors, the Extraordinary Shareholders' Meeting of 29 April 2006 resolved as follows:

iii) to approve an additional share capital increase of 15 million euros, up to a maximum of 95 million euros, for the service of warrants.

In compliance with the Proposal of Composition with Creditors, if the Composition is approved by the unsecured creditors of the Companies under EA and said approval is homologated by the Court of Parma according to Legislative Decree no. 347 of 23 December 2003, as amended and converted by Law 39 of 18 February 2004, and therefore modified as Legislative Decree no. 119 of 3 May 2004, as amended and converted as Law 166 of 5 July 2004, as amended, and with the aforementioned resolution passed by the extraordinary meeting of the Company of 1 March 2005, each unsecured creditor of the Companies under EA shall be allocated, free of charge, a Warrant for each common share of the Company, up to the maximum of the first 650 (six hundred and fifty) ordinary shares to which same are entitled under the Proposal of Composition with Creditors.
The Warrants shall be allocated to unsecured creditors of the Companies under EA at the same time as the ordinary shares in compliance with the Proposal of Composition with Creditors without prejudice to the necessary checks to ascertain the appropriateness of the allocation.
The right of unsecured creditors of Companies under EA to obtain shares and consequently warrants under the above provisions is subject to a five year deadline as follows: (i) for eligible creditors, from the date the capital increase made by the Companies under the Proposal of Composition with Creditors is entered in the register of companies; (ii) for creditors who challenged the sum of liabilities, from the date the ruling regarding the contested credit becomes definitive, or from the date of the settlement between the parties ascertaining the existence and amount of the contested credit; (iii) for creditors admitted with

reserve whose claims are subject to conditions, from the date the condition was ascertained; (iv) for late-filing creditors, from the date the ruling ascertaining the contested credit is issued or from the date of the intervening settlement between the parties ascertaining the existence and amount of the contested credit.
On the basis of the aforesaid resolutions passed by the extraordinary meeting of the Company, the warrant holders shall be entitled to subscribe – under the terms and conditions detailed in the present regulation – 1 new Parmalat common share with normal possession, for every 1 Warrant held at a price of par value of 1 EUR per share, excepting the provisions pursuant to article 3 below.
The Warrants are admitted in the centralized management system at Monte Titoli S.p.A. for financial instruments in dematerialization, pursuant to Legislative Decree no. 213 of 24 June 1998.
The Warrants shall circulate separately from the shares to which they are paired as of their date of issue and shall be freely transferable.

Article 2 – Conditions for exercising the warrants

I) At any time, Warrant holders may request to subscribe, with the exception of the provisions under point V below – as of the start of negotiations set by Borsa Italiana S.p.A. and until the expiry of the subsequent tenth year, i.e., up to 31 December 2015 – Parmalat ordinary shares at the rate of 1 new common share with par value of 1 EUR for every Warrant presented for exercise, at a price amounting to the par value of 1 EUR, excepting the provisions provided for by article 3 below.
II) Subscription requests shall be presented to the authorised broker at Monte Titoli S.p.A. where the Warrants are lodged. The exercise of the Warrants shall be effective also regards the provisions as of point III below), the tenth day of the month after the request was presented, excepting warrants presented from 1 to 15 December 2015, that shall be effective as of 31 December 2015; at the date of efficacy of the Warrants, the Issuer shall issue the subscribed shares to those entitled through Monte Titoli S.p.A.
III) Shares subscribed to exercise the Warrants shall have normal possession equal to that of the ordinary shares of Companies negotiated on the Stock Exchange at the date of efficacy of the Warrants.
IV) The subscription price of ordinary shares of the Companies to exercise the Warrants with a par value of 1 EUR per share, without prejudice to the provisions of article 3 below, must be fully paid when the requests to exercise are presented without commissions or expenses to the charge of the requesting parties.
V) The exercise of the Warrants shall be suspended from the date (inclusive) in which the Board of Directors calls the meetings of the shareholders with ordinary shares of the Company until the date (inclusive) the meeting shall take place – even at calls other than the first – and, in all cases, until the ex-dividends date (exclusive) which might have been resolved by the same meetings.
VI) Warrants that are not presented for exercise by the exercise deadline on the day of the established decade from the date of the homologation of the Proposal of Composition with Creditors approval which falls in the year 2015, shall be debarred from all rights and void of all validity to all purposes.
Parmalat S.p.A. Official Prospectus.
VII) When the subscription request is presented, in addition to supplying the necessary and/or useful information according to common market practice, the holder of the Warrants shall: (i) acknowledge that the subscribed shares to exercise the Warrants have not been registered under the 1933 Securities Act, as emended, in force in the United States of America; (ii) declare he/she is not a "U.S. Person" as defined under "RegulationS". No subscribed share to exercise the Warrants shall be allocated to holders of Warrants who do not meet the above conditions.

Article 3 – Right of Warrants holders in case of transactions concerning the Parmalat share capital

In case the Issuer provides, by 31 December 2015, for the implementation of:
I) paid capital increases by issuing new shares with option, also to service warrants valid for their subscription, or of direct or indirect convertible securities, or of warrants or other convertible financial instruments, the number of shares to be subscribed for each Warrant and the subscription price of shares to service the Warrants, shall not be modified.
In this case, the Warrant holder may exercise the relating right of subscription before the date of the meeting called to approve the relating resolutions or before the date when the right is removed, in the case of transactions resolved by the Company management;

II) capital increases, free of charge, by allotting new shares, the number of Company ordinary shares that can be subscribed for each Warrant and the subscription price of the same shall not be modified. When the Warrants are exercised, the same number of ordinary shares will be allotted, free of charge, as would have been allotted to the subscribed shares if the Warrants had been exercised before the free of charge capital increase;
III) increases of the par value of shares or reductions of same for losses, free of charge, neither the number of ordinary shares of the Company which can be subscribed for each Warrant, nor the subscription price of the said share detailed in the above article 2 shall be modified;
IV) the grouping or splitting of shares, as a result, the number of ordinary shares of the company which can be subscribed for each warrant and the subscription price of shares detailed in the above article 2 shall be modified;
V) modifications of the provisions of the Bylaws concerning the division of profits or the incorporation of another company, neither the number of ordinary shares of the Company which can be subscribed for each Warrant, nor the subscription price of said shares detailed in the above article 2 shall be modified;
VI) the reduction of the capital on account of losses, by way of cancelling the shares, with the exception of shares held by the company, the number of ordinary shares of the Company which can be subscribed for each Warrant, shall be reduced proportionately, without prejudice to the subscription price detailed in the above article 2;
VII) capital increases by issuing shares with the exclusion of the option right in compliance with article 2441, paragraphs 4, 5, 6 and 8 of the Italian Civil Code, neither the number of ordinary shares of the Company which can be subscribed, nor the subscription price of the share detailed in the above article 2 shall be modified;
VIII) merger into or with other companies (with the exception of cases in which Parmalat is the acquiring institution) in addition to divisions, as a result the number of ordinary shares of the companies which can be subscribed on the basis of the related exchange ratios, shall be modified.
If, by operation of the provisions of the present article, a fractional number of shares of the Company were due when the warrants are exercised, the holder of Warrants shall be entitled to subscribe the number of Company ordinary shares required to reach a whole number and the same may not enforce any rights on the fractional portion.
In no case may the subscription price of the ordinary shares of the Company to exercise the Warrants be lower than their par value.

Article 4 - Appointed parties

The transactions concerning the exercise of Warrants shall be carried out by the authorised brokers adhering to the *Monte Titoli S.p.A. centralised management system.*

Article 5 - Terms of expiration

The right of exercise of the Warrants must be performed, upon penalty of expiration, by presenting the request, no later than the last day of the established decade starting from the date on which the Proposal of Composition with Creditors approval was homologated, which coincides with the year 2015, i.e., by 31 December 2015.

Article 6 – Applicable tax rules

On the basis of current regulations in force at the time the present Regulations were approved, capital gains from the *sale against payment of warrants for subscription of shareholdings in companies resident in Italy with shares traded on ruled markets, if not earned in the exercise of the arts and professions or of business activities, are deemed to be different financial revenues and are subject to tax treatment as follows:*
a) the following shall be included in taxable income: 40% of the value of the capital gains deriving from the sale of warrants – also if carried out in relation to different entities in a twelve month time span, even if pertaining to different taxable periods – which entail the acquisition of a qualified shareholdings as defined in article 67, subparagraph 1, letter c) of the *Consolidated Income Tax Act, also taking into account direct transfers of shareholdings and other rights which might have been carried out during the same twelve month period*;
b) the following are subject to substitute tax with 12.50% rate: capital gains from the sale of warrants which – always carried out during a twelve month period, also regards different subjects – do not entail,

even unitarily, regarding the direct sale of the shareholdings and other rights, the acquisition of qualified shareholdings.
Capital gains attained by subjects not resident in Italy, if relating to non qualified shareholdings realized through the sale of warrants negotiated on Italian or overseas ruled markets, are not subject to the aforesaid substitute tax. Capital gains linked to qualified shareholdings attained by the same subjects are, in all cases, subject to a 27% substitute tax, without prejudice to the application of more favourable conventional tax rules deriving from the treatment against double taxation stipulated with the countries of residence of the percipients.
For further reference and details about tax rules governing the aforementioned revenues and the relating eventual interferences with the different rules concerning unearned capital, please refer to Legislative Decree 21.11.1997 no. 461, as amended, and to the *Consolidated Income Tax Act in addition to the further correlated administrative and regulatory provisions.*

Article 7 – Listing

When admission to listing in the Borsa Italiana S.p.A. of the ordinary shares of the Company is requested, the Borsa Italiana S.p.A. will also be requested to admit Warrants to listing.

Article 8 – Miscellaneous

All Parmalat communications to Warrant holders shall be carried out, unless otherwise provided for by Law, by way of a public notice published in at least one national daily newspaper whose circulation in the USA is not higher than 200,000 copies.
The ownership of Warrants entails the full acceptance of all the conditions included in the present regulation. Any disputes concerning the Warrants and the provisions of the present regulations shall be exclusively deferred to the Court of Parma (Italy).


parmalat



PRESS RELEASE

PARMALAT BEGINS ROADSHOW FOR 2005 RESULTS WITH MEETING WITH FINANCIAL COMMUNITY IN MILAN

- 2005 Pro Forma Cashflow from Operations approx. €200 million
- Consolidated Group Revenues from Core Business for first 2 months of 2006 €613 million, 9% ahead of same period in 2005;
- Consolidated EBITDA for first 2 months of 2006 €45 million, 18.4% ahead of same period in 2005.
- Outlook for 2006: continued growth in revenue and profitability; net debt stable

Milan, 27 March 2006 Parmalat (PLT.MI) communicates that the Group's management today begins its roadshow to present the Company's results for the 2005 Financial Year, the details of which were announced to the market on Friday 24 March 2006.

Further to the 2005 Results announcement, the Group also specifies that Pro Forma Cash Flow from Operations during the 2005 Financial Year amounted to approx €200 million. During the same period the Group also benefited from an additional net inflow of cash around € 108 million specifically as a result of the actions of the Extraordinary Administration.

In addition to the already public information, the Group is also disclosing the following information in relation to the first two months of the current financial year:

€ mln	**2m 2005**	**2m 2006**
Revenues	**561.7**	**613.0**
Growth %		*9.1%*
EBITDA	**38.0**	**45.0**
% of Revenues	*6.8%*	*7.3%*
Growth %		*18.4%*

€ mln	**31/12/2005**	**28/02/2006**
Net Financial Position	**369.3**	**373.8**
Ch'ange %		*1.2%*

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.626.569.512 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



Group Net Debt at the end of the 2006 Financial Year is expected to be in line with the €369.3 million level recorded at 31 December 2005, notwithstanding payments related to the proposal of composition with creditors.

The full presentation can be viewed on Parmalat's website at www.parmalat.net

The presentation can be followed live at a webcast (http://213.26.189.3/parmalat) at 10.30 am, and recorded at 3.00 pm and 5.00 pm Milan time.

Corporate Contacts:
mail: affair.societari@parmalat.net



PRESS RELEASE

Board of Directors Meeting

PARMALAT: 2005 DRAFT FINANCIAL STATEMENT APPROVED

On October 1st, 2005, following the Court order that ratified the Composition with creditors, Parmalat took over the business and liabilities of the 16 Companies involved in the Composition. The 2005 fiscal year consists of only three months, from October 1st to December 31st ("effective"). For the purpose of a clear representation, the pro forma figures with reference to the whole year 2004 and 2005 are also provided. The pro forma figures have been calculated according to international accounting standards (IAS).

- **Pro Forma Group Revenues of the Core Business for the 12 months increased by +3.9% to € 3,876.3 mn (2004: € 3,732.2 mn); growth in all the main geographical markets and in the "milk" and "fresh" divisions**
- **EBITDA before write-down of account receivables and Other Provisions equal to € 312.9 mn (2004: 268.9 mn). Increase in profitability: EBITDA Margin equal to 8.1% in 2005 (2004: 7.2%)**
- **Pro-forma Group net profit for the 12 months equal to € 45.3 mn (2004: € -173.2 mn)**
- **Decrease in consolidated Net Financial Debt: equal to € 369.3 mn (2004: € 541.9)**
- **The strengthening of the product portfolio and expansion of Parmalat brands in the Group's key geographical markets continues**

Milan, 24 March 2006 **-** The Board of Directors of Parmalat S.p.A. (PLT.MI: Parmalat S.p.A. shares and warrants are listed on Milan's Telematic Stock Exchange, since October 6th, 2005 and October 28th,2005 respectively), which met under the Chairmanship of Prof. Raffaele Picella, has examined and approved the Draft Consolidated Financial Statements of the Group and the Company's Draft Financial Statements for the 2005 fiscal year.

Throughout 2005, the Group continued to develop its activities in accordance with the strategic plan aimed at both growth in business volumes and at cost control, particularly concentrating its product portfolio on the "milk and derivates" and "fruit drinks" markets, focussing on products with high added value and strong innovative content, such as the "functional" ones.

Through the central coordination of the Parent Company, the Group continues in its optimization of costs and revenues synergies. The cost competitiveness and achievement of quality in all segments of the value chain continue to represent the main focus.

Main Figures for Fiscal year 2005

€ mln	**Pro Forma 12 month 2005**	**Pro Forma 12 month 2004**	**Delta %**	**Effective 2005 (3 month)**
GRUPPO PARMALAT				
Revenues from Core Business	3.876,3	3.732,2	*3,9%*	1.070,6
EBITDA before provisions and write offs	312,9	268,9	*16,4%*	85,8
Consolidated Net Profit	45,3	(173,2)	*NS*	(0,3)
Parmalat SpA				
Revenues from Core Business	1.010,6	1.033,3	*(2,2%)*	253,3
EBITDA before provisions and write offs	57,1	52,4	*9,0%*	13,2
Net Profit	(12,3)	(167,3)	*NS*	(29,3)


parmalat

PARMALAT GROUP

€ mln	Pro Forma 12 month 2005	Pro Forma 12 month 2004	Delta %	Effective 2005 (3 month)
Revenues from Core Business	3.876,3	3.732,2	*3,9%*	1.070,6
EBITDA before provisions and write offs	312,9	268,9	*16,4%*	85,8
as a % of revenues	*8,1%*	*7,2%*		*8,0%*
EBIT	278,1	218,1	*27,5%*	78,8
as a % of revenues	*7,2%*	*5,8%*		*7,4%*
Net Consolidated Profit	45,3	(173,2)	*NS*	(0,3)
as a % of revenues	*1,2%*	*(4,6%)*		*0,0%*
Net Financial Debt		541,9		369,3
Shareholders Equity		1.606,0		1.877,7

Note (*): EBITDA before write-off of receivables and provisions. Excluding a) costs of € 10.8 mn written off for merchandise suspected of ITX contamination; b) restructuring costs of € 9.4 mn for the drawing up of the trade union agreements

12 MONTH PRO FORMA RESULTS

The **Revenue of the Core Business** is equal to **€ 3,876.3 mn,** with an increase of **3.9%** compared to 2004.

All the main geographical markets in which the Group operates have contributed to growth, except for Spain and Portugal (approximately 7% of Group sales) that have registered a downturn.

The main Divisions of the Group, i.e. the Milk Division (milk, creams and béchamel) and the Fresh Food Division (yoghurt, desserts, cheeses), that represent almost 90% of sales, have registered a positive performance, with respective growths of 5.5% and 9.9%.

The **EBITDA before the write-down of account receivables and other provisions** is equal to € 312.9 mn (+16.4% compared to € 268.9 mn in 2004). EBITDA Margin increased from 7.2% to 8.1%. After the write-down of account receivables and other provisions for € 34.8 mn (€50.8 mn in 2004), the adjusted EBITDA amounts to € 278.1 mn (€ 218.1 mn in 2004).

Net Profit from operating activities, after tax deduction equal to € 47.3 mn, is positive and amounts to € 55.0 mn, compared to a loss of 173.7 mn in 2004. Considering the negative impact equal to € 4.7 mn of activities in the process of being divested and € 5.0 mn of minority interests, the **Consolidated Net Profit of the Group** amounts to €45.3 mn , compared to a loss of € 173.2 mn in 2004.

Net Financial Debt decreased by € 172.6 mn during 2005, from € 541.9 mn in 2004 to € 369.3 mn in 2005 (year end). The reduction can be ascribed to the operating improvements, to the proceeds from the settlement with Morgan Stanley and from the sale of some participations.

Technical investments of the Group increased by over 50% from € 42.3 mn in 2004 to € 66.4 mn in 2005. They have mainly concerned Italy and other European markets, such as Spain, Romania and Russia, and extra-European markets such as Canada, Colombia, South Africa and Australia.

Shareholders Equity increased from € 1,606.0 mn in 2004 to € 1,877.7 mn in 2005.

12 months Performance in the Main Geographical markets

The pro-forma figures refer to the January-December 2005 fiscal year. The markets are listed in a descending order in terms of contribution to consolidated sales.



Canada (35% of Group Revenues)

- 2005 Revenues € 1,338.1 (+12.7%)
- EBITDA before write-down of account receivables and other provisions € 106.3 (+21.6%). The EBITDA margin (profitability) is equal to 7.9% (7.4% in 2004)

The year has been very positive in terms of profitability, even though with substantially stable volumes. Besides a positive exchange rate effect, the results are due to an effort to increase the presence of Parmalat in the area, particularly with regards to promoting recognition and the strength of its brands ("local jewels"). The strong increase in profitability, in particular, is due to cost optimization and to efficiency improvement.

Italy (30% of Group Revenues)

- 2005 Revenues € 1,147.7 (+2.7%)
- EBITDA before write-down of account receivables and other provisions € 93.7 (+4.2%). The EBITDA margin (profitability) is equal to 8.2% (8.1% in 2004)

The revenues increased despite the general decrease of consumption and the negative effects of the "ITX Case". The Environment Division, (UHT and fruit juices) has reached its targets, despite an increasing competitive pressure. The Fresh Division has partially suffered from the sales drop in the traditional segments in which it operates. In order to increase the presence in organized distribution and to differentiate its own product from the competitors', the process of rendering the local brands homogeneous and under the umbrella of the Parmalat Brand has been implemented and functional products in the segment of fresh milk (as Zymil Fresh) have been introduced, with good results in terms of sales and profitability. Facing the growing promotional pressure and the aggressive campaigns of the competitors, Parmalat has chosen to react by focusing on a product differentiation policy, also in order to control the growth of the investment in promotions.

Australia (11% of Group Revenues)

- 2005 Revenues € 425.1 (+10.6%)
- EBITDA before write-down of account receivables and other provisions € 39.8 (+21.3%). The EBITDA margin (profitability) is 9.4% (8.5% in 2004)

The revenue increase has resulted from the overall growth in volumes (+7%), obtained through new product development and rationalization of the brands and sales channels. The profitability increase is moreover a result of cost reduction, which include the closing down of two production sites and the exit from non-strategic businesses (sale of the Coca Cola bottling license).

Africa (8.5% of Group Revenues)

- 2005 Revenues € 328.3 (+18.1%)
- EBITDA before write-down of account receivables and other provisions € 41.0 (+55.3%). The EBITDA Margin (profitability) is 12.5% (9.5% in 2004)

An increase in volumes of some 12% was registered, tied to the strong increase in GDP and the competitiveness of the Company in the local markets, which has led to an increase in consumption.

Spain (5.4% of Group Revenues)

- 2005 Revenues € 207.7 (-6.8%)
- EBITDA before write-down of account receivables and other provisions € 12.0 (-18.4%). The EBITDA margin (profitability) is 5.8% (6.6% in 2004)



The new management, that took office during the second half of 2005, has started an analysis of the positioning of Parmalat in Spain to prepare a development plan and re-launch the activities.
Furthermore, the rationalization process of the logistic-distribution system has been started that comprises the sale of the Madrid production site.

Venezuela (3.9% of Group Revenues)

- 2005 Revenues € 152.8 (+5.6%)
- EBITDA before write-down of account receivables and other provisions € 12.5 (+71.2%). The EBITDA margin (profitability) is 8.2% (5.1% in 2004)

The consolidated position of Parmalat in the local market allowed a good performance, especially of the Juices Divisions.
The results of the period suffered from the delay of the sale of the Machiques and Barquisimeto plants, planned for the last quarter of 2005, but not yet completed.

Colombia (2.6% of Group Revenues)

- 2005 Revenues € 102.1 (+26%)
- EBITDA before write-down of account receivables and other provisions € 11.0 (+50.7%). The EBITDA margin (profitability) is 10.8% (9.0% in 2004)

The results have markedly improved, thanks to the increase in sales volumes (+8%), with a strong performance in pasteurized milk, which represents about 80% of sales. This couples with the appreciation of the Colombian Peso against the Euro. The rationalization strategy of the product portfolio, with the elimination of about 80 items, and a focus on Parmalat-branded products, with the increase in market share of Parmalat brands against the local brand Proleche. Parmalat-branded products contribute to the overall 2005 income by approximatey 56%, compared to 30% in 1999. Parmalat has enacted the strengthening of the distribution system to increase market share. Parmalat Colombia has sufficient spare capacity to meet the planned growth .

Portugal (1.7% of Group Revenues)

- 2005 Revenues € 67.8 (-22.1%)
- EBITDA before write-down of account receivables and other provisions € 8.6 (+6.2%); the EBITDA margin increased from 9.3% to 12.7% (2005)

Volumes decreased due to an adverse economic trend and weak brand awareness with reference to the Group brands, where consumers have generally opted for *private label* products. In the second half of 2005, actions have been taken for the rationalization of the product range and for the repositioning of some products.



Effective Results October 1st- December 31st 2005

The **Revenues of the Core Business** are equal to € 1,070.6 mn.

EBITDA before write-down of account receivables and other provisions amounts to € 85.8 mn, and to € 78.8 mn after the write-down of account receivables and other provisions for € 7.0 mln.

The **Net Profit** from operating activities, that includes the expenses linked to the suspect ITX contamination, legal expenses and restructuring costs, net of tax of € 4.2 mn, is equal to € 2.6 mn. Taking into consideration the € 1.4 mn loss ascribed to activities in the process of being divested and minority interests of € 1.5 mn, the consolidated result of the Group is negative and equal to € 0.3 mn.

*****



PARMALAT SPA

€ mln	Pro Forma 12 month 2005	Pro Forma 12 month 2004	Delta %	Effective 2005 (3 month)
Revenues from Core Business	1.010,6	1.033,3	*(2,2%)*	253,3
EBITDA before provisions and write offs	57,1	52,4	*9,0%*	13,2
in % dei ricavi	*5,7%*	*5,1%*		*5,2%*
Net Profit	(12,3)	(167,3)	*NS*	(29,3)
in % dei ricavi	*(1,2%)*	*(16,2%)*		*NS*
Net Cash		233,7		324,5
Shareholders Equity		1.575,0		1812,5

Note (*): EBITDA before write-offs of receivables and provisions. Excluding a) costs of € 10.8 mn written off for merchandise suspected of ITX contamination; b) restructuring costs of € 9.4 mn for the drawing up of the trade union agreements

12 MONTH PRO FORMA RESULTS OF THE PARENT COMPANY

The **Core Business Revenues** are equal to **€ 1,010.6 mn,** a decrease of **2.2%** compared to the €1,033.3 mln in 2004.

EBITDA before write-down of account receivables and other provisions amounts to € 57.1 mn, (+9% versus € 52.4 mn in 2004). The EBITDA margin increased from 5.1% to 5.7% of 2005 revenues.

The Net Profit is negative, equal to € -12.3 mn versus € -167.3 mn in 2004. The negative result includes € -4.7 mn of losses pertaining to assets in the process of being divested and tax costs of € 0.6 mn.

The Net Cash of the parent Company increased from € 233.7 mln in 2004 to **€ 324.5 mn** in 2005, due to the operating improvement, the proceeds from the settlement with Morgan Stanley and the sale of participations.

The **Shareholders' Equity** increased from € 1,575.0 mn in 2004 to € 1,812.5 mn.


parmalat

Parent Company Effective Results October 1st- December 31st 2005

Revenues from the core business are equal to € 253.3 mn.

EBITDA before the write down of account receivables and other provisions is €13.2 mn, with an EBITDA margin of 5.2%.

Net Profit from operating activities (after fiscal gains of € 3.8 mn) is negative and equal to €-27.9 mn. Taking into consideration losses of € -1.4 mln registered by assets in the process of being divested, the net result for the period amounts to € - 29.3 mln.

Outlook for 2006

After completing the fundamental process of restructuring its finances, the Group launched a strategy designed to focus its industrial operations on the objective of increasing revenues in the markets in which the Group operates, while continuing to improve operating efficiency and cutting costs.

With reference to the current year, given the lack of extraordinary non recurring events, of changes in the group's structure or fluctuations in foreign exchange rates, the Group expects to improve EBITDA and net profit. Considering the performance registered during the first two months of the current year, such improvement could be significant.

With reference to the evolution of the net financial position, the payment of liabilities to preferred and pre-deduction creditors should be balanced by operating cash flow after capital expenditure.

Enclosed at the end of the document are the tables showing the financial figures.

* * * * *



Capital increase reserved for warrant conversion

The Board of Directors acknowledged the fact that, following the allotment of shares to some 135,000 shareholders, approximately 77 million warrants were allotted, while there are still 57 million shares that need to be allocated. Estimating that each shareholder owns an average of 2,500 shares, a further 15 million warrants need to be issued compared to the formerly agreed amount of issued warrants. Hence, the Board of Directors has decided to submit to the shareholder meeting:

- a further capital increase, in accordance with art. 5 of the by-laws, reserved for warrant conversion and equal to € 15 million and bringing the maximum amount of outstanding warrants to € 95 million.
- the change of the "Parmalat S.p.A. 2005 – 2015 Ordinary Share Warrant" rule, with reference to the amount of the share capital reserved for warrant conversion, leaving other provisions, such as the exercise procedures, rights of the holders, the appointed persons, the term for exercise, the fiscal treatment, the listing and the provisions pertaining the communication methods with the warrant holders, unchanged.

Law 262/05 (Law on Savings)

Having acknowledged the provisions of Law 262/2005, the Board of Directors has decided to recommend the shareholder meeting adopt a specific statutory provision with regards to the method of appointment of the Manager in Charge of drafting the corporate accounts as per art. 154-bis of Legislative Decree 58/1998.

Internal Dealing

The Board of Directors, having acknowledged the new Consob provisions in terms of Market Abuse, has modified the Code of Conduct in terms of Internal Dealing.

*****

The draft financial statements outlined above, the changes to the by-laws reflecting the provisions of Law 262/2005 and the proposal of the share capital increase reserved for warrants, shall be submitted for the approval of the ordinary and extraordinary shareholders meeting, called in first call on April 27th, 2006 for the ordinary and extraordinary session; the second call on April 28th, 2006, for the sole extraordinary session; a second call for the ordinary session and a third one for the extraordinary session on April 29th, 2006.

The Company and Group's draft financial statements as of December 31st, 2005, as well as the Directors' reports for the issues on the meeting's agenda, will be available to the public in accordance with the terms and methods required by the current legislation.

Milan, 24 March 2006

Parmalat S.p.A.



Economic and Financial Figures

Parmalat S.p.A.

BALANCE SHEET

(in millions of Euro)

	31st December 2005	Pro – forma up to 31st December 2004 (Unaudited)
FIXED ASSETS	**1.704,9**	**1.581,7**
Intangible Assets	592,4	472,4
Tangible Assets	132,0	112,1
Long-term loans and investments	964,6	997,2
Prepaid Tax	15,9	0,0
ASSETS IN PROCESS OF SALE NET OF LIABILITIES	**7,4**	**17,2**
NET WORKING CAPITAL	**70,5**	**54,4**
Inventory	32,6	43,3
Account Receivables	245,7	226,5
Other Assets	181,3	184,7
Account Payables (-)	(286,2)	(305,9)
Other Liabilities (-)	(102,9)	(94,2)
INVESTED CAPITAL LESS OPERATING LIABILITIES	**1.782,8**	**1.653,3**
FUNDS RELATIVE TO PERSONNEL (-)	**(40,7)**	**(38,8)**
FUNDS FOR RISKS AND EXPENSES (-)	**(233,2)**	**(227,0)**
FUNDS FOR DEBTS IN OPPOSITION (PRIORITY AND PREDEDUCTION)	**(20,9)**	**(46,2)**
NET INVESTED CAPITAL	**1.488,0**	**1.341,3**
Financed by:		
SHAREHOLDERS EQUITY	**1.812,5**	**1.575,0**
Share capital	1.619,9	1.541,2
Reserves for liabilities in opposition exclusively convertible into share capital	191,3	238,9
Reserves for late filing claims	42,1	0,0
Other reserves	(11,5)	(5,7)
Profit (Loss) carried forward	0,0	(32,6)
Net Profit for the year	(29,3)	(166,8)
NET FINANCIAL POSITION	**(324,5)**	**(233,7)**
Financial debt towards banks and other financial institutions	17,7	15,5
Other financial assets (-)	(3,2)	0,0
Cash and cash equivalents (-)	(339,0)	(249,2)
TOTAL FUNDING	**1.488,0**	**1.341,3**



Parmalat S.p.A.

PROFIT AND LOSS ACCOUNT

(in millions of Euro)	2005		2004
	Effective	Pro-Forma (Unaudited)	Pro-Forma (Unaudited)
TOTAL NET REVENUES	**256,6**	**1.021,2**	**1.045,4**
Revenues from core business	253,3	1.010,6	1.033,3
Other revenues	3,3	10,6	12,1
OPERATING COSTS	**(243,4)**	**(964,1)**	**(993,0)**
Purchases, supply of services, and various costs	(213,7)	(849,4)	(885,4)
Labour cost	(29,7)	(114,7)	(107,6)
EBITDA BEFORE WRITE OFF AND PROVISIONS	**13,2**	**57,1**	**52,4**
Write off of account receivables and other provisions	(2,4)	(15,4)	(32,1)
EBITDA	**10,8**	**41,7**	**20,3**
Depreciation and devaluation of fixed assets	(6,9)	(25,5)	(28,0)
Other income and expenses:			
- Expenses deriving from suspicion of ITX contamination	(10,8)	(10,8)	0,0
- Legal expenses for revocatory and compensation actions	(6,9)	(6,9)	0,0
- Restructuring expenses	(9,4)	(9,4)	0,0
- Provisions for affiliates	(7,6)	(7,6)	0,0
- Provisions for companies in EA	(5,5)	(5,5)	0,0
- Other expenses and income	2,3	1,8	(82,4)
NET OPERATING RESULT	**(34,0)**	**(22,2)**	**(90,1)**
Financial income	2,6	21,1	
Financial expenses (-)	(0,3)	(5,9)	(6,3)
Revaluation (write-off) of financial activities	0	0	(66,1)
PRE-TAX RESULT	**(31,7)**	**(7,0)**	**(162,5)**
Income tax for the period	3,8	(0,6)	(4,8)
NET RESULT FROM CURRENT ACTIVITIES	**(27,9)**	**(7,6)**	**(167,3)**
Net result from deriving from assets to be sold	(1,4)	(4,7)	0,0
NET RESULT FOR THE PERIOD	**(29,3)**	**(12,3)**	**(167,3)**



Parmalat S.p.A.

Net Financial Debt Variations

(€ mln)	
Net Financial Debt (beginning of period)	**0,5**
Changes during the current year:	
- operating cash flow	(76,9)
- capital expenditures	(1.585,8)
- cash flow from financing	(254,7)
- acquisition comlpeted on October 1st, 2005	1.600,8
- cash flow from assets in the process of being sold	(8,8)
- other	0,3
Total changes of the period	(325,1)
Net Financial Debt (end of the period)	**(324,6)**



Parmalat Group

CONSOLIDATED BALANCE SHEET

(in millions of Euro)

	31st December 2005	Pro – forma up to 31st December 2004 (Unaudited)
FIXED ASSETS	**2.346,6**	**2.148,6**
Intangible Assets	1.567,6	1.517,0
Tangible Assets	698,3	565,8
Long-term loans and investments	39,8	65,8
Prepaid tax	40,9	0,0
ASSETS IN PROCESS OF SALE NET OF LIABILITIES	**100,9**	**40,1**
NET WORKING CAPITAL	**337,6**	**319,1**
Inventories	335,6	299,5
Account Receivables	546,1	485,7
Other Assets	266,5	281,9
Account Payables (-)	(567,7)	(532,4)
Other Liabilities (-)	(242,9)	(215,6)
INVESTED CAPITAL LESS CURRENT LIABILITIES	**2.785,1**	**2.507,8**
FUNDS RELATIVE TO PERSONNEL (-)	**(113,0)**	**(89,4)**
FUNDS FOR RISKS AND EXPENSES (-)	**(404,2)**	**(224,3)**
FUNDS FOR DEBTS IN OPPOSITION (PRIORITY AND PREDEDUCTION)	**(20,9)**	**(46,2)**
NET INVESTED CAPITAL	**2.247,0**	**2.147,9**
Financed by:		
NET CAPITAL	**1.877,7**	**1.606,0**
Share capital	1.619,9	1.541,2
Reserve for liabilities in opposition exclusively convertible into share capital	191,3	238,9
Reserve for late filing claims	42,1	0,0
Other reserves	(4,9)	(17,5)
Profit (Loss) brought forward		(41,4)
Result for the period	(0,3)	(173,2)
Minority Interests	29,6	58,0
NET FINANCIAL POSITION	**369,3**	**541,9**
Financial debt to banks and other financial institutions	871,0	952,4
Financial debts to affiliates	3,5	20,4
Other financial assets (-)	(2,1)	(0,4)
Financial Accruals (-)	(0,4)	(65,6)
Cash and cash equivalents (-)	(502,7)	(364,9)
TOTAL SOURCES OF FINANCE	**2.247,0**	**2.147,9**


parmalat

Parmalat Group

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in millions of Euro)	2005		2004
	Real	Pro-Forma (Unaudited)	Pro-Forma (Unaudited)
TOTAL NET REVENUES	**1.083,5**	**3.901,4**	**3.758,3**
Revenues from core business	1.070,6	3.876,3	3.732,2
Other revenues	12,9	25,1	26,1
OPERATING COSTS	**(997,7)**	**(3.588,5)**	**(3.489,4)**
Purchases, supply of services, and various costs	(873,0)	(3.128,9)	(3.032,2)
Labour costs	(124,7)	(459,6)	(457,2)
EBITDA BEFORE WRITE OFF AND PROVISIONS	**85,8**	**312,9**	**268,9**
Write off of account receivables and other provisions	(7,0)	(34,8)	(50,8)
EBITDA	**78,8**	**278,1**	**218,1**
Depreciations and devaluation of fixed assets	(29,7)	(101,7)	(100,0)
Other fees and income:			
- Expenses deriving from suspicion of ITX contamination	(10,8)	(10,8)	
- Legal fees for revocatory and compensatory actions	(6,9)	(6,9)	
- Restructuring expenses	(9,4)	(9,4)	
- Provisions for companies under EA	(5,5)	(5,5)	
- Other expenses and income	7,8	30,3	(151,7)
NET OPERATING RESULT	**24,3**	**174,1**	**(33,6)**
Financial income	13,5	13,5	
Financial expenses	(30,7)	(85,1)	(128,3)
Share for companies evaluated with net equity method	(0,3)	(0,2)	(0,4)
PRE-TAX RESULT	**6,8**	**102,3**	**(162,3)**
Income tax for period	(4,2)	(47,3)	(11,4)
NET RESULT DERIVING FROM CURRENT ACTIVITIES	**2,6**	**55,0**	**(173,7)**
Net result deriving from assets to be sold	(1,4)	(4,7)	
RESULT FOR PERIOD	**1,2**	**50,3**	**(173,7)**
Third-party (Profit)/loss	(1,5)	5,0	0,5
Group profit/(loss)	(0,3)	45,3	(173,2)

Current assets:

Price Earnings per share	**0.0028**
Diluted Price Earnings share	**0.0028**



Parmalat Group
CHANGE IN NET FINANCIAL POSITION FOR 2005

(in millions of Euro)	
Opening net financial debt	**0,5**
Change in year:	
- flows from operations	(35,2)
- flows from investments	23,1
- purchase of 1st October 2005	370,1
- flows from assets to be sold	1,4
- exchange effects and other	9,4
Total changes in year	368,8
Closing net financial debt	**369,3**

COMPOSITION OF NET FINANCIAL POSITION

(in millions of Euro)	**31.12.2005**	**31.12.2004**
Net financial debt		
Financial debts to banks and other lenders	871,0	0,6
Financial debts to affiliates	3,5	
Other financial assets (-)	(2,1)	
Financial accruals and payables	(0,4)	
Current assets (-)	(502,7)	(0,1)
Total	**369,3**	**0,5**

RECONCILIATION OF NET FINANCIAL DEBT CHANGE AND FINANCIAL REPORT (Cash and cash equivalent)

(in millions of Euro)	**Liquid assets**	**Gross cash flow debts**	**Net**
Initial balance	**(0,1)**	**0,6**	**0,5**
Flows from operations activities	(35,2)		(35,2)
Flows from investments	23,1		23,1
Purchase of 1st October 2005	(523,0)	893,1	370,1
Reimbursement of financial liabilities	31,1	(31,1)	
Flows from assets to be sold	1,4		1,4
Exchange effects and other		9,4	9,4
Final balance	**(502,7)**	**872,0**	**369,3**


parmalat



PRESS RELEASE

Appointment of the President and CEO of Parmalat Dairy and Bakery Inc.

Parmalat S.p.A. hereby informs that the Board of Directors of Parmalat Dairy and Bakery Inc. (PDBI) , the Canadian subsidiary, today appointed Mr. Nash Lakha President and CEO of the Company.

Mr. Lakha has worked for many years in the dairy business and in the operating activities of Parmalat Canada and Parmalat USA. He was formerly CFO of PDBI, a position he will maintain until the appointment of his successor.

Collecchio (Pr), March 21st 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net


parmalat
RECEIVED
2006 APR 13 A 11: 12
CORPORATE FINANCE

PRESS RELEASE

Allocation of shares

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 1,284,518 euros to 1,626,569,512 euros from 1,625,284,994 euros. The share capital increase is due to the conversion of warrants for 201,229 shares and privileged credits converted into unsecured credits with the assignation of 1,083,289 shares.

The latest status of the share allotment is as follows:

80,542,600 shares representing approximately 4.9% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 22,983,527 or 1.4% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Montetitoli compared with 25,454,893 shares as at as at February 24, 2006);
- 57,559,073 or 3.5% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 57,439,073 or 3,5% of share capital that pertain to currently undisclosed creditors (compared with 60,088,728 shares as at February 24, 2006).

Collecchio (Pr), March 21st 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS
Notice of share capital variation

Pursuant to the provision of Article 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that following to the Parmalat shares and warrants crediting process, subsequently to the approval of the Proposal of Composition, with creditors of the Parmalat Group, on 16 March 2006 the Share Capital is Euro 1,626,569,512.00 registered to Parma's Register of Companies on 20th March 2006.

SCHEDULE 1

	Current share capital			Previous share capital		
	Euro	No. shares	Par value each	Euro	No. shares	Par value each
Total of which:	1,626,569,512.00	1,626,569,512	1.00	1,625,284,994.00	1,625,284,994	1.00
Ordinary shares (full possession: 6 October 2005*)	1,626,569,512.00	1,626,569,512	1.00	1,625,284,994.00	1,625,284,994	1.00

*** 6 October 2005: reference date for start of trading**

Ordinary shares (differentiated possession: date) current coupon number						
Preferred shares (full possession: date) current coupon number						
Preferred shares (differentiated possession: date) current coupon number						
Convertible savings shares (full possession: date) current coupon number						
Convertible savings shares (differentiated possession: date) current coupon number						
Non-convertible savings shares (full possession: date) current coupon number						

Non-convertible savings shares (differentiated possession: date) current coupon number						


parmalat

Parmalat S.p.A.
Registered office: 26 Via Oreste Grassi – Collecchio (PR)
Approved share capital: €2,010,087,908; subscribed and paid-in share capital: €1,625,284,994
Registration number in the Parma Company Register and Tax I.D. and VAT number: 04030970968

2005-2015 PARMALAT
Common Share Warrants

The holders of the "2005-2015 PARMALAT S.p.A. Common Share Warrants" are hereby advised that, at a meeting scheduled for March 24, 2006, the Board of Directors will issue a notice convening a meeting of the holders of PARMALAT S.p.A. common shares.

As of that date and up to and including the day of the Shareholders' Meeting (which may take place at a session subsequent to the first calling), the right to exercise the warrants will be suspended, as required by the provisions of Article 2, Section Five, of the Warrant Regulations.

Collecchio, March 21, 2006